SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT TEN, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
(Bidders)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON AND SERIES A PREFERRED STOCK) OF COMMON STOCK
 (Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$9,180,000	$924.43
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $9.18 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $924.43
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: May 2, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Realty Capital, Inc. (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock and the associated shares of Series a preferred stock (together, the "Units" or "Shares") in Apple REIT Ten, Inc. (the "Corporation"), the subject company.

This Amendment No. 1 is to clarify that the corporation will continue as a public company.  The Corporation reported 23,000 holders of its outstanding Shares as of the date of its most recent annual report. It is not possible for this Offer to reduce the number of shareholders below 300 (the point at which a company can cease being public).  As a result of this clarification, the last paragraph in Section 7 of the Offer to Purchase under "Other Potential Effects" is hereby removed.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated May 2, 2016*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated May 2, 2016*
(a)(4)	Form of advertisement in Investor's Business Daily*
*	Previously filed on May 2, 2016

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary